

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
677 N. Washington Boulevard
Sarasota, FL 34236

> **Re: Silo Pharma, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 11, 2025**
> **CIK No. 0001514183**

Dear Eric Weisblum:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman, Esq.